[NORTH FORK LOGO]

          VIA HAND DELIVERY

          September 12, 1995

          Suffolk Bancorp
          6 West Second Street
          Riverhead, New York  11901
          Attention:  Edward J. Merz

          Dear Mr. Merz:

          As a shareholder of Suffolk Bancorp ("Suffolk"), North Fork Bancorporation, Inc. recently received a proxy statement relating to Suffolk's special meeting of shareholders scheduled to be held on September 28, 1995. At that meeting, Suffolk's shareholders will vote upon a proposal (the "Proposal") to increase the number of authorized shares of Suffolk's common stock. After reviewing the proxy statement, North Fork is astonished to discover that Suffolk has once again failed to disclose in its proxy statement all material information relating to the Proposal. North Fork is also shocked to discover that Suffolk appears to have totally ignored the Securities and Exchange Commission's rules with respect to the filing of preliminary proxy material.

          As an initial matter, let me state that as an observer of Suffolk's Board of Directors' past performance, I cannot say that North Fork is surprised by the Proposal, which attempts to insulate Suffolk from a merger transaction. What is surprising is that, in light of the current merger and acquisition environment in the banking industry and your Board of Directors' admittedly small economic investment in Suffolk, Suffolk should be fighting so vigorously to deprive shareholders of alternatives that undeniably are more valuable from a financial standpoint than the alternative of Suffolk continuing as an independent company. It is our opinion that your strategy of independence, and your Proposal which is designed to further that strategy, flies so squarely in the face of reason as to give the appearance of recklessness on the part of your Board. In our view, these actions also imply that at least certain members of your Board are motivated primarily by the desire to continue to engage in self-dealing transactions, especially since their businesses receive hundreds of thousands of dollars in fees from Suffolk according to your 1995 annual proxy statement.

          The Proxy Statement states that "[t]he Board of Directors has determined that, at least for the foreseeable future, it is in the best interest of [Suffolk] and its shareholders, its customers and the community it serves for [Suffolk] to remain independent. The Board has adopted a strategic plan pursuant to which it intends to remain independent." In furtherance of this strategic plan, the "Board of Directors currently intends to adopt a [poison pill rights] plan" to block a takeover of the Company if the Proposal is adopted. By asking Suffolk's shareholders to approve the Proposal, Suffolk is in effect asking its shareholders to ratify the Board's decision that Suffolk remain independent. Incredibly, the Proxy Statement contains no explanation of why Suffolk's continued independence makes business or financial sense or of the factual basis for the Board's decision. Presumably, when considering independence as a possible strategic course, the Board of Directors received the advice of an independent financial advisor with respect to the range of possible values and relative advisability of various strategic alternatives available to Suffolk, including with respect to continued independence.* Because soliciting proxies in favor of the Proposal is effectively tantamount to seeking shareholder ratification of the Board's decision in favor of continued independence, the proxy statement is false and misleading in failing to disclose to shareholders the same information concerning possible strategic alternatives and the relative values thereof that the Board presumably had in its possession when making its decision concerning strategic direction. This information is particularly important to shareholders in light of North Fork's expressed acquisition interest.

          Moreover, the Board of Directors has stated its current intention to adopt a poison pill rights plan (the "Rights Plan") if the Proposal is approved. Suffolk has left its shareholders in the dark by failing to include even a brief description of the material terms of the contemplated Rights Plan. Suffolk's shareholders have a right to know what the triggering events would be under the Rights Plan or if the Rights Plan would contain, among other things, any "fair-offer" exception, or "shareholder referendum" or "sunset" provisions. The failure of the proxy statement to disclose this information renders the proxy statement false and misleading.

          Finally, Suffolk states in the Proxy Statement that the "'Rights Plan' is an antitakeover device . . . [and that] [t]he Board may also consider adopting other antitakeover plans involving the issuance of shares in the future." Suffolk has totally ignored the rules and regulations of the Securities and Exchange Commission (the "SEC"), specifically Instruction 2 of Item 19 of Schedule 14A promulgated under the rules and regulations of the

          _________________
          * If Suffolk's Board of Directors failed to receive such advice, then the action of Suffolk's Board of Directors in adopting a strategic plan contemplating continued independence poses a very serious question about whether the Board has violated its fiduciary duty of care, which requires a board of directors to make decisions on a fully informed basis after considering all material information.


          Securities Exchange Act of 1934, as amended. Had Suffolk paid even scant attention to this instruction, it would have realized that the SEC release cited in such instruction requires a company, when soliciting shareholders with respect to the implementation of an antitakeover device, to describe all of its existing antitakeover devices in the proxy statement related to such solicitation. Suffolk's proxy statement lacks any such description (for example, disclosure about Suffolk's classified board) and, therefore, fails to comply with the rules and regulations of the SEC.

          As a Suffolk shareholder, North Fork is dismayed that it must remind Suffolk's Board of Directors and management of their fiduciary duties to shareholders and of the requirements under the federal securities laws. On behalf of all of Suffolk's shareholders, we urge you to supplement your proxy statement in order to comply with Instruction 19 of Schedule 14A and to disclose the facts and rationale (including valuation data) relating to the Board of Directors' decision to pursue a strategic course of independence and the material terms of the contemplated Rights Plan so that shareholders are fully informed of all material facts relating to the Proposal. We also urge Suffolk to postpone the special meeting to allow sufficient time for the supplemental material to be distributed to shareholders and for shareholders to execute and return new proxy cards for use at the special meeting.

          If you do not advise North Fork, through the undersigned (at (516) 298-5000), by the close of business on Thursday, September 14, 1995, that Suffolk intends to revise its proxy statement to contain the type of disclosures described herein, North Fork will be forced to consider other appropriate alternatives.

          Sincerely,

          North Fork Bancorporation, Inc.

          By:   /s/ John Adam Kanas
               John Adam Kanas

          cc:  Raymond A. Mazgulski
               Chairman of the Board, Suffolk Bancorp